David Allinson	53rd at Third
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File No. 039021-0003
October 21, 2008
VIA EDGAR AND HAND DELIVERY
Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Opnext, Inc.
Registration Statement on Form S-4 (File No. 333-152867)
Dear Mr. Kruczek:
     On behalf of our client, Opnext, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 28, 2008, with respect to the Registrant’s above-referenced Registration Statement on Form S-4 filed with the Commission on August 7, 2008 (the “Registration Statement”). Simultaneously with this letter, the Registrant has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revised to reflect changes prompted by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement.
     The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Structure of the Merger, page 49
1.	Please disclose the purpose and effect of structuring the merger through the “two-step process” described in your disclosure.
Response: The “two-step process”, which involves the merger of a subsidiary of the Registrant into StrataLight immediately followed by the merger of the resulting surviving corporation into another subsidiary of the Registrant, will result in StrataLight becoming a wholly owned subsidiary of the Registrant. The Registrant notes that the purpose of the “two-step process” is to achieve the most efficient structure for the merger from a tax and corporate perspective and that the effect of such structure is to aid in the tax-free treatment of the merger while allowing the Registrant to hold the StrataLight business in a separate subsidiary of the Registrant.

October 21, 2008

StrataLight Support Agreement, page 66
2.	From your disclosure on page 7 and here, it appears that the number of StrataLight stockholders who have already agreed to vote in favor of approval and adoption of the merger agreement is sufficient to guarantee approval of that transaction. We also note that the percentages of capital stock held by the holders who have so agreed, as disclosed on page 7, appears to be greater than the percentages of capital stock held by StrataLight’s management and its significant stockholders, as disclosed on page 97. Please tell us, with a view toward disclosure, which StrataLight stockholders have already agreed to vote their shares in favor of the transaction and the number and percentage of common and/or preferred shares they hold. If the stockholders who have so agreed include non-management and holders who do not own a significant percentage of StrataLight’s outstanding common stock, your response should also address how obtaining the agreement of such parties prior to filing this registration statement is consistent with Section 5 of the Securities Act. Refer to Section VIII.A.9 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website.
     Response: The Registrant notes that pursuant to the General Corporation Law of the State of Delaware the merger agreement must be approved by the holders of a majority of the outstanding shares of capital stock of StrataLight. In addition, StrataLight’s Certificate of Incorporation requires that the merger also be approved by holders of: (i) at least a majority of the outstanding shares of preferred stock of StrataLight, voting together as a single class; (ii) at least 66 2/3% of the outstanding shares Series D preferred stock of StrataLight, voting separately as a single class; and (iii) at least 66 2/3% of the outstanding shares Series D and Series E preferred stock of StrataLight, voting together as a single class. These approval requirements have been satisfied by the affirmative vote of the stockholders who signed the StrataLight Support Agreement.
     The stockholders who signed the StrataLight Support Agreement consist of: two members of the Company’s senior management, the Chief Executive Officer (Shri Dodani) and the Chief Financial Officer (Bruce Horn); one member of StrataLight’s board of directors who holds shares individually (Cathy Lego); entities that have a principal serving on StrataLight’s board of directors (stockholders affiliated with U.S. Venture Partners, TL Ventures, ComVentures, Comcast Interactive Capital and The Photonics Fund) and entities that have contractual observer rights to attend, and did attend, through representatives, meetings of StrataLight’s board of directors (stockholders affiliated with Crosslink Ventures, Galleon Fund and Entrepia Ventures). As such, all StrataLight stockholders who have agreed to vote their shares in favor of the transaction, which stockholders collectively own less than 100% of the voting equity securities of StrataLight, were present at StrataLight board of director meetings and were familiar with the negotiations and events leading up to, and the provisions of, the merger agreement. Furthermore, after the Registration Statement is declared effective, StrataLight will solicit votes from those of its stockholders who have not signed the StrataLight Support Agreement, which stockholders would not be eligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D. Therefore, the execution of the StrataLight Support Agreement by the parties discussed above prior to the filing of the Registration Statement is consistent with Section 5 of the Securities Act.
     The number and percentage of common and/or preferred shares each party to the StrataLight Support Agreement holds, and their respective connection to StrataLight, is as follows:

October 21, 2008

	Position/Affiliated
Name	with:	% of Common	% of Preferred[1]
Entities affiliated with U.S. Venture Partners	Chris Rust, Director	0%	24.3%
Entities affiliated with ComVentures	Roland Van der Meer, Director	0%	15.8%
Entities affiliated with TL Ventures	Mark DeNino, Director	0%	14.5%
Entities affiliated with Crosslink Ventures	Board Observer	0%	7.9%
Galleon	Board Observer	0%	5.8%
Comcast Interactive Capital	Louis Toth, Director	0%	8.5%
Entities affiliated with Entrepia	Board Observer	0%	5.8%
The Photonics Fund	Cathy Lego, Director	0%	2.05%
Cathy Lego	Director	0%[2]	0.2%
Shri Dodani	CEO	28.6%[3]	0.2%
Bruce Horn	CFO	9.7%[4]	0%

[1]	As of June 30, 2008; includes immediately exercisable warrants to purchase an aggregate of 29,573 shares of preferred stock.

[2]	As of June 30, 2008 and based on currently outstanding shares of common stock; excludes options exercisable within 60 days of June 30, 2008 for 100,000 shares of common stock.

[3]	As of June 30, 2008 and based on currently outstanding shares of common stock; excludes options exercisable within 60 days of June 30, 2008 for 1,433,487 shares of common stock.

[4]	As of June 30, 2008 and based on currently outstanding shares of common stock; excludes options exercisable within 60 days of June 30, 2008 for 30,000 shares of common stock.

October 21, 2008

Where You Can Find More Information, page 161
3.	We note that you have elected to incorporate by reference documents that are filed after the date of the proxy statement/prospectus to the date of the annual meeting. Please demonstrate to us that you meet all the eligibility requirements to incorporate by reference in that manner. In this regard, we note that it appears your Form 10-Q for the period ended December 31, 2007 was not timely filed.
Response: In response to the Staff’s comment, the Registrant has not incorporated any information into Amendment No. 1 by reference and has included in Amendment No. 1 certain information required by Form S-4 that had been previously incorporated by reference into the Registration Statement.
4. Please update your list of Exchange Act filings that you have incorporated by reference to include the form 10-Q you filed on August 7, 2007 for the period ended June 30, 2008, or revise to include your updated financial statements and related disclosures.
Response: In response to the Staff’s comment, the Registrant has not incorporated any information into Amendment No. 1 by reference and has included in Amendment No. 1 certain information required by Form S-4 that had been previously incorporated by reference into the Registration Statement.
Financial Statements of StrataLight Communications, Inc., page F-1
5. Please update the financial statements of StrataLight in accordance with Rule 3-12 of Regulation S-X.
Response: In response to the Staff’s comment, the financial statements of StrataLight have been updated in accordance with Rule 3-12 of Regulation S-X.
Item 22. Undertakings, page II-2
6. Please clarify your reference in the fourth paragraph regarding expenses to be paid by “A&P.”
Response: The Registrant notes that the reference to “A&P” was in error and has corrected such reference in Amendment No. 1.
***
We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1749 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,

/s/ David S. Allinson

David S. Allinson
of Latham & Watkins LLP